UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

               For Period Ended: June 30, 2000
                                ------------------------------------------------
               [_]  Transition Report on Form 10-K
               [_]  Transition Report on Form 20-F
               [_]  Transition Report on Form 11-K
               [_]  Transition Report on Form 10-Q
               [_]  Transition Report on Form N-SAR
                    For the Transition Period Ended:
                                                    ----------------------------

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  Read attached instruction sheet before preparing form. Please print or type.
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

5th Avenue Channel Corporation
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Full Name of Registrant


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Former Name if Applicable

3957 North East 163rd Street
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Address of Principal Executive Office (Street and Number)

North Miami Beach, Florida 33160
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |   *(a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or  before  the  fifth  calendar  day  following  the
     |         prescribed due date; and
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company experienced the unforeseen departure of both the Chief Financial Officer and Controller during the last month of the reporting quarter in question. As a result, and extensive search was conducted and a new CFO hired. He immediately restructured the accounting department and started the process of bringing the books and records up to date. Due to this change in personnel, additional time is required to prepare a complete and accurate 10-QSB report for the quarter ending June 30, 2000.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Aurelio E. Alonso, C.F.O.                (305)       947-3010x237
     -----------------------------------        ----------- ------------------
                 (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         5th Avenue Channel Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2000            By: /S/ MELVIN ROSEN
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                                     Melvin Rosen, C.E.O.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

(3) The Company estimates an increase of approximately $900,000 or 64% in the net loss for the three months ended June 30, 2000 as compared to the same period in 1999. This increase in net loss was primarily due to a corresponding increase in selling, general and administrative expenses due to the opening, operations and promotion of the Company's new television studio and channel, launched on March 6, 2000. Approximately $500,000 of this increase was due to television carriage and transmission with the remaining 400,000 principally due to the channel's promotion, including trade shows, and studio's salaries and rent.

                                  Three Months Ended
                                       June 30,
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                                  2000          1999
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Net Loss                       $2,300,000    $1,400,000
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